[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

January 29, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Mark Webb, Esq.
Mail Stop 4561

Re:	TFS Financial Corporation (Registration No. 333-139295)
Registration Statement on Form S-1

Dear Mr. Webb:

On behalf of TFS Financial Corporation (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated January 10, 2007, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The responses correspond to the numbered comments in the comment letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Prospectus also includes a “Recent Developments” section. The Amended S-1 has been blacklined to reflect changes from the original filing.

1. The cover page of the Registration Statement lists the Company as the sole issuer of securities in this stock offering. The Prospectus Supplement with respect to purchases to be made through the 401(k) Plan is being filed with the Amended S-1 as the document before the main prospectus.

2. The preamble on page 1 has been revised to use the word “material” as requested.

3. As discussed with the staff of the SEC, the Company respectfully requests that it not be required to provide the requested disclosure. The existing disclosure contains extensive discussion of the current and proposed OTS regulations regarding stock benefit plans, but the Company has not determined when it will adopt such plans, nor has the Company determined the

Securities and Exchange Commission

January 29, 2007

potential size of plans under proposed Office of Thrift Supervision regulations. In recognition of this uncertainty, page 30 has been revised to include a risk factor entitled “Proposed Office of Thrift Supervision Regulations May Permit Us to Adopt Stock-Based Benefit Plans that Exceed Limits Applicable Under Current Regulations, and May Permit us to Approve Stock Benefit Plans Without a Separate Vote of Minority Shareholders.”

4. Pages 16 to 17 have been revised as requested to add a new paragraph that describes the foundation’s organization structure.

5. The disclosure has been added to page 16 as requested.

6. The Company’s net income for the fiscal year ended September 30, 2006 has been added to page 28 as requested.

7. The disclosure has been revised as requested on page 29.

8. The disclosure has been revised as requested on page 29 to add the estimated first year expense of the benefit plans.

9. The Company respectfully requests that it not be required to add a separate risk factor. The Company notes that no new employment agreements or severance agreements are being implemented in connection with the stock offering, and, therefore, all benefits available to officers and directors are set forth in the Risk Factor that has been re-titled “Our Stock-Based Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income. Our Directors, Officers and Employees are Eligible to Participate in these Stock-Based Benefit Plans.” The Company has added disclosure to the title of the risk factor, as well as to the description of each benefit plan, starting on page 29, that sets forth who is eligible to participate in such plans.

10. The Company respectfully requests that it not be required to add a risk factor about trading below book value. As indicated on page 9 of the Summary under “How We Determined to Offer Between 59,586,735 Shares and 80,617,347 Shares and the $10.00 Price Per Share,” mutual holding companies in the Company’s peer group trade at a premium to book value. This is because mutual holding companies sell less than 50% of their outstanding shares. However, on a fully-converted basis, at $10.00 per share, the Company will trade between 73.21% and 80.91% of book value. The Company believes that an implication to the contrary might actually dissuade an investor from purchasing the Company’s stock simply because of the pricing ratios of mutual holding company stocks.

11. The disclosure has been revised on page 87 as requested.

12. The introductory sentence on page 100 has been revised as requested.

Securities and Exchange Commission

January 29, 2007

13. The Company notes that the NASDAQ Stock Market is now a national securities exchange, and as such the Company’s NASDAQ-listed securities will be registered under Section 12(b) of the Securities Exchange Act of 1934.

14. A new footnote (7) has been added to the table on page 55 in response to the comment.

* * * * *

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint
Ned Quint

Enclosures

cc:	Michael Clampitt, Esq.
Benjamin Phippen, CPA
Amit Pande, CPA
Paul Huml, Chief Operating Officer
Eric Luse, Esq.